UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Results of the Extraordinary General Meeting of Shareholders of Kookmin Bank

On July 19, 2013, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held an extraordinary general meeting of shareholders, and the agenda item listed below was approved and ratified as originally proposed.

•	Agenda: Appointment of director and chief executive officer of Kookmin Bank

•	Details of the appointed director and chief executive officer of Kookmin Bank

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Kun-Ho Lee (New appointment) (09/06/1959)	Senior Executive Vice President of the Risk Management Group, Kookmin Bank

•        Professor, KDI School of Public Policy and Management

•        Visiting Professor, KDI School of Public Policy and Management

•        Senior Executive Vice President of the Risk Management Group, former Chohung Bank

•        Chief of Banking Team & Chairman of the Research Committee, Korea Institute of Finance

			• Ph.D. in Finance, University of Minnesota • M.A. in Finance, Seoul National University • B.A. in Business Administration, Seoul National University • Korea High School, Seoul	Republic of Korea	3 years (07/19/2013 – 07/18/2016)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 19, 2013	By /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President / CSO & CFO